August 5, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Cara Wirth, Dietrich King

CM Life Sciences II Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 22, 2021

File No. 333-256127

Dear Ms. Wirth and Mr. King:

On behalf of our client, CM Life Sciences II Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced proxy statement filed on July 22, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated August 2, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Proxy Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Proxy Statement as filed.

Amendment No. 2 to Registration Statement on Form S-4 Filed July 22, 2021

Background of the Business Combination, page 147

1.	We note your response to comment 8. Please disclose how management chose the seven potential acquisition targets and include information on why management determined not to pursue discussions with them.

Response: The Company has revised the disclosure on pages 147-148 of Amendment No. 3 to address the Staff’s comment as to how management chose the seven potential acquisition targets. In addition, the Company has moved the disclosure so that the following paragraph describes why management determined not to pursue discussion with the other six potential targets.

2.	We note your response to comment 9. Please disclose the date(s) on which CM Life Sciences, Inc. ceased conversations with SomaLogic and entered into an exclusivity arrangement with the other business combination target.

Response: The Company has revised the disclosure on page 148 of Amendment No. 3 to address the Staff’s comment.

Description of Securities

Forum Selection Clause, page 282

3.	We note that your Amended & Restated Certificate of Incorporation, which is included in your exhibit index as exhibit 3.1, contains an exclusive forum provision. Please revise your Description of Securities disclosure on page 282 to acknowledge the exclusive forum provision in your Amended & Restated Certificate of Incorporation.

Response: The Company has revised the disclosure on page 282 of Amendment No. 3 to address the Staff’s comment.

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US Securities and Exchange Commission

August 5, 2021

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Patti Marks at (212) 819-7019 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences II, Inc.

Brian Emes, Chief Financial Officer, CM Life Sciences II, Inc.

Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White& Case LLP

Herbert F. Kozlov, Ari Edelman, Jared Kelly, Lynwood Reinhardt, Reed Smith LLP